

March 2, 2012

<u>Via E-mail</u>
Mr. Guy J. Constant
  Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

> **Re: Brinker International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 29, 2011**
> **Filed August 29, 2011**
> **File No. 1-10275**

Dear Mr. Constant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 29, 2011</u>

<u>General</u>

1.   You state on page 13 that you have restaurants in overseas countries, including Syria, and we note on your website that a Chili's restaurant was opened in Tartous, Syria, on January 27, 2011. Syria is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any products, services, or funds that you have provided into Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian governments or entities it controls.

2. Please discuss the materiality of your contacts with Syria and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Exhibit 13. 2011 Annual Report to Shareholders

Management's Discussion and Analysis

Liquidity and Capital Resources, page F-8

3. We note your disclosure that as of June 29, 2011, you had an undrawn $200 million revolving credit facility which expires June 2015. In future filings, please expand the disclosure to discuss whether during the period you withdrew and repaid amounts under this facility for working capital or other short-term or long-term borrowing needs, along with disclosing the weighted average amount of borrowings, if any, and the weighted average interest rate on such borrowings. For guidance, refer to Section II.A. of FR-83, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in MD&A, issued September 17, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or Max A. Webb, Assistant Director, at (202) 551-3750 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief